Givaudan

RECEIVED
2007 APR -5 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
United States

07022297

SUPPL

Vernier, 28 March 2007
RG/rmj7050
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Exclusive partnership for taste technology development with Redpoint Bio Corp.	28 March 2007	I
Media Release : Givaudan joint venture with ChemCom for Olfactory Receptor Research	28 March 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont

R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

PRINT

Major step forward for Givaudan's health and wellness initiative: Exclusive partnership for taste technology development with Redpoint Bio Corp.

Geneva, Switzerland, 23 March 2007 – Givaudan announces today, that it has entered into research collaboration and licensing agreement with Redpoint Bio Corporation (formerly known as Linguagen). This collaboration further strengthens Givaudan's capabilities for global TasteSolutions™ in the area of health and wellness, in order to discover and develop novel sweetness and savoury enhancers as well as bitter blocker compounds. The collaboration will allow Givaudan to utilise Redpoint Bio's proprietary technologies and to acquire the exclusive worldwide rights to any licensed compounds for food and beverage products.

Redpoint Bio Corporation (www.redpointbio.com) is a privately held company located in Cranbury, N.J., and holds a variety of patents in the field of taste. The company researches, discovers, develops, and commercialises breakthrough products that improve the palatability of oral medicines and enhance the flavour and nutritional value of foods and beverages, including solutions to the problems of bitterness, excess sugar, and excess salt.

Givaudan is the leading company in the flavours and fragrance industry with a vision to be the Essential Source of Sensory Innovation for the customers, driven by a mutual passion for excellence. Through unique sensory expertise and consumer insight, Givaudan provides customers with the taste and smell profiles that are key to their products' success. Givaudan, based in Vernier, Switzerland, serves global, regional and local customers around the world. Givaudan generates sales of over CHF 4 billion, with a workforce of 9,500 and a presence in over 100 countries.

For further information please contact:
Peter Wullschleger, Givaudan Investor and Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com

Givaudan joint venture with ChemCom for Olfactory Receptor Research

Geneva, Switzerland, 28 March 2007 – Givaudan has entered into a joint venture agreement with ChemCom SA, a leader in the field of olfactory receptor technology. The new company, named TecnoScent, will build on ChemCom's proprietary receptor technology and focus on the discovery and development of innovative fragrance ingredients. This partnership will strengthen Givaudan's sensory innovation and technology platform by creating a unique center of expertise combining biotechnology and leading fragrance expertise and experience.

ChemCom SA is a privately held company located in Brussels, Belgium (www.chemcom.be) working on different aspects of chemical communication, and dedicated to provide products and services to a variety of industries.

Givaudan is the leading company in the flavours and fragrance industry with a vision to be the Essential Source of Sensory Innovation for the customers, driven by a mutual passion for excellence. Through unique sensory expertise and consumer insight, Givaudan provides customers with the taste and smell profiles that are key to their products' success. Givaudan, based in Vernier, Switzerland, serves global, regional and local customers around the world. Givaudan generates sales of over CHF 4 billion, with a workforce of 9,500 and a presence in over 100 countries.

For further information please contact:
Peter Wullschleger, Givaudan Investor and Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com

END